FORM AW

Seanergy Maritime Holdings Corp.
16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece

May 5, 2017

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seanergy Maritime Holdings Corp.
Rule 477 Application for Withdrawal
Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (File No. 333-214322)

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended (the "Securities Act"), Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Company"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (File No. 333-214322) (the "Amendment"), together with all exhibits thereto, which was initially filed with the Commission on March 17, 2017.
The Company has determined to withdraw the Amendment because it is filing on the date hereof Post-Effective Amendment No. 2 to Form F-1 on Form F-3, which contains a combined prospectus that relates to Registration Statements previously filed by the Company with File Nos. 333-214967 and 333-214322.  Therefore the Company believes the Amendment is duplicative and not required.  The Company confirms that no securities were issued or sold in connection with the Amendment.
Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Amendment (the "Order") effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to the undersigned via email at snt@seanergy.gr, with a copy to the Company's legal counsel, Gary J. Wolfe of Seward & Kissel LLP, via email at wolfe@sewkis.com.
If you have any questions regarding this application, please contact Gary J. Wolfe of Seward & Kissel LLP at (212) 574-1223 (wolfe@sewkis.com).
Sincerely, Seanergy Maritime Holdings Corp.

By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer